EXHIBIT 12.1

PROLOGIS
COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES
(Dollar amounts in thousands)

	Nine Months Ended
	September 30,		Year Ended December 31,
	2004	2003	2003	2002	2001	2000	1999
Earnings from operations	$198,986	$128,516	$205,241	$277,941	$133,043	$241,807	$166,627
Add:
Interest Expense	115,601	115,856	155,475	152,958	163,629	172,191	170,746

Earnings, as Adjusted	$314,587	$244,372	$360,716	$430,899	$296,672	$413,998	$337,373

Fixed Charges:
Interest Expense	$115,601	$115,856	$155,475	$152,958	$163,629	$172,191	$170,746
Capitalized Interest	26,671	28,821	36,425	30,534	24,276	18,549	15,980

Total Fixed Charges	$142,272	$144,677	$191,900	$183,492	$187,905	$190,740	$186,726

Ratio of Earnings, as Adjusted to Fixed Charges	2.2	1.7	1.9	2.3	1.6	2.2	1.8